NO ACT

PE 12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001076

Received SEC

FEB 0 2 2009

Washington, DC 20549

February 2, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-09

Harvey Koning
Varnum, Riddering, Schmidt & Howlett LLP
Bridgewater Place, Post Office Box 352
Grand Rapids, MI 49501-0352

Re: O.A.K. Financial Corporation
Incoming letter dated December 19, 2008

Dear Mr. Koning:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposal submitted to O.A.K. Financial by David S. Lundeen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: David S. Lundeen

*** FISMA & OMB Memorandum M-07-16 ***

END

February 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: O.A.K. Financial Corporation
Incoming letter dated December 19, 2008

The proposal requests that the board promptly establish a committee of independent directors for the purpose of exploring all strategic alternatives to maximize shareholder value.

There appears to be some basis for your view that O.A.K. Financial may exclude the proposal under rule 14a-8(i)(7), as relating to O.A.K. Financial's ordinary business operations. We note that the proposal appears to relate to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if O.A.K. Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which O.A.K. Financial relies.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VARNUM
ATTORNEYS AT LAW

BRIDGEWATER PLACE • POST OFFICE BOX 352
GRAND RAPIDS, MICHIGAN 49501-0352

TELEPHONE 616/336-6000 • FAX 616/336-7000 • WWW.VARNUMLAW.COM

HARVEY KONING

DIRECT DIAL 616/336-6588
E-MAIL hkoning@varnumlaw.com

December 19, 2008

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. David S. Lundeen

Ladies and Gentlemen:

On behalf of our client, O.A.K. Financial Corporation, a corporation organized and existing under the laws of the State of Michigan (the "Company") and registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in connection with Rule 14a-8(j) under the Securities Exchange Act, we have enclosed for filing the following:

1. Six copies of the submission letter from Mr. David S. Lundeen (the "Proponent") which includes a proposal (the "Proposal") for inclusion in the Company's proxy statement for the 2009 Annual Meeting of Stockholders (the "Proxy Statement");

2. Six additional copies of this letter;

The Company is also sending a copy of this letter to the Proponent to notify him of the Company's intention to omit the Proposal from the Proxy Statement.

I. The Proposal

The text of the Proposal, which requests the prompt formation of a strategic committee, is reproduced below:

"Resolved, that the stockholders of O.A.K. Financial Corporation (the "Company") hereby request that the Company's Board of Directors promptly establish and authorize a strategic committee of independent, non-employee directors, each owning a minimum of 5,000 shares of Company stock, for the purpose of exploring all strategic alternatives to maximize shareholder value."

II. Grounds for Omission

A. *The Proposal is excludable under Rule 14a-8(i)(7) because it addresses the Company's ordinary business operations.*

Rule 14a-8(i)(7) provides that a proposal and statement in support thereof may be excluded from a registrant's proxy statement if it "deals with a matter relating to the company's ordinary business operations." The SEC Staff (the "Staff") states that:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight . . . the second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

In applying Rule 14a-8(i)(7), the Staff has made a distinction between proposals that seek to reinforce management's generalized obligation to maximize shareholder value and those that direct management to take specific steps in connection with an "extraordinary corporate transaction," finding the former type excludable pursuant to Rule 14a-8(i)(7). *Compare* First Charter Corporation (Publicly Available January 18, 2005) (finding a proposal mandating formation of a special committee "with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation" to be excludable pursuant to Rule 14a-8(i)(7)) *with* Allegheny Valley Bancorp, Inc. (Publicly Available January 3, 2001) (proposal directing the board of directors to hire an investment bank for the specific purpose of soliciting offers for the purchase of the bank's stock or assets could not be excluded).

Those proposals that center on broad strategic direction are generally considered to be within the province of the board of directors and hence ordinary. Those that focus on a specific major transaction requiring stockholder approval, however, will likely fall into the extraordinary category. *See* Medallion Financial Corp. (Publicly Available May 11, 2004), (proposal requesting "investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company" properly excluded pursuant to 14a-8(i)(7)). The Staff has acknowledged on several occasions that where "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," a basis exists for the omission of the proposal pursuant to Rule 14a-8(i)(7). Peregrine Pharmaceuticals, Inc. (Publicly Available July 31, 2007); AltiGlen Communication, Inc. (Publicly Available November 16, 2006); Medallion Financial Corp. (Publicly Available May 11, 2004)

Proponent's Proposal seeks formation of a strategic committee for the broad purpose of maximizing stockholder value. It is axiomatic that a board of directors has no more fundamental duty than seeking ways to maximize the value of the corporation for the benefit of its shareholders. Important here, however, is that a board of directors can fulfill this duty through any number of actions short of an extraordinary corporate transaction. In fact, the Proposal itself does not direct any such extraordinary corporate transaction, but rather speaks to the broad goal of "exploring *all* strategic alternatives to maximize shareholder value." In this context, the Staff has repeatedly taken the position that proposals relating to the determination and implementation of a company's business strategies are matters relating to the conduct of the company's ordinary business. *See* Peregrine Pharmaceuticals, Inc. (July 31, 2007) (excluding a proposal to establish a special committee to evaluate the strategic direction of the corporation and the performance of the management team); Telular Corporation (December 5, 2003) (excluding a proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value appeared to relate in part to non-extraordinary transactions); Archon Corporation (March 10, 2003) (excluding a proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value); AltiGlen Communication, Inc. (Publicly Available November 16, 2006) (excluding a proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value).

Furthermore, such a broad mandate intrudes upon ordinary business matters that are reserved for management and the board of directors under applicable corporate law. Section 501 of the Michigan Business Corporation Act provides the board of directors of a Michigan corporation, and not the shareholders, with the express statutory authority to manage the business and affairs of the corporation. Section 501 provides as follows, "The business and affairs of a corporation shall be managed by or under the direction of its board, except as otherwise provided in this act or in its articles of incorporation." MBCA 450.1501. Thus, in the absence of a provision reserving power to the stockholders in the articles of incorporation or a provision of the MBCA directing or requiring that stockholders take action, the directors, rather than the stockholders, manage the business and affairs of a Michigan corporation. The articles of incorporation of the Company contains no reservation by the stockholders of the power or duty to manage the business and affairs of the Company. Accordingly, the stockholders of the Company cannot unilaterally make, or require the directors to make, certain decisions on matters that are specifically conferred on the directors by statute. Moreover, the stockholders cannot substantially limit the board's freedom to make decisions on matters of management policy.

The Proposal and its Supporting Statement make clear that no particular extraordinary corporate transaction has been required or mandated, but rather, that a committee be formed for the much more general purpose of "exploring all strategic alternatives to maximize shareholder value." Accordingly, for the reasons stated above, the Company believes the Proposal may be properly omitted pursuant to Rule 14a-8(i)(7).

B. *The Proposal is Excludable under Rule 14a-8(i)(3) because it is false and misleading.*

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal from its proxy materials if the proposal or supporting statement is contrary to the Staff's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Company believes that significant portions of the Proposal and its Supporting Statement are false and/or misleading.

The Proponent's Supporting Statement declares that, "The board's repeated refusal to own a significant amount of stock has resulted in a clear failure in efforts toward creating shareholder value." The Supporting Statement further asserts, without qualification, that the recent decline in the market value of the Company's stock is directly correlated to "management's neglect to align their interests with shareholders and create shareholder value." Both of these statements are significantly misleading because both assert, without any substantiation, that the board's share ownership percentage has directly resulted in a failure to create shareholder value. Proponent also implies that the directors are somehow not obligated, nor motivated, to maximize shareholder value as a result of their particular ownership percentage of the Company. This supposition is simply untrue, for irrespective of the board's ownership interest, the board is obligated to act in the best interests of the shareholders, and as such, it regularly seeks to increase the Company's value for the benefit of all shareholders.

The SEC has made clear that a proposal may be excluded as misleading if it contains "statements [that] directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." SEC Staff Legal Bulletin No. 14B (Sep 15, 2004); Securities Exchange Act of 1934, Rule 14a-9, Note b. In this instance, by claiming that the Company's directors are unmotivated and unwilling to "invest in the future of the company," the Proponent impugns the character of those directors, portraying them as ready and willing to "walk away from the Company without financial consequence."

In sum, as described above, the Proposal and its Supporting Statement are false and misleading. Thus, the Proposal violates Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. Accordingly, the Company believes the Proposal can properly be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(3), which provides that a registrant may exclude a proposal from its proxy materials if the proposal or supporting statement is contrary to the Staff's proxy rules.

III. Conclusion

Based on the foregoing discussion, The Company believes that the Proposal may properly be omitted from its 2009 proxy materials pursuant to subsections (3) and (7) of Rule 14a-8(i). The Company respectfully requests the Staff confirm that it will not recommend enforcement if the Proposal is omitted from the 2009 proxy materials. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted, we request the opportunity to confer with the Staff prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at telephone number (616) 336-6588. Any reply can be faxed to the undersigned's attention at fax number (616) 336-7000.

Very truly yours,

Harvey Koning

HK:cll
Enclosures
cc: Patrick K. Gill
O.A.K. Financial Corporation
2445 84th Street, S.W.
Byron Center, MI 49315

2356535_1.DOC

DAVID S. LUNDEEN

*** FISMA & OMB Memorandum M-07-16 ***

November 13, 2008

Sent VIA Federal Express and Facsimile (616) 878-4266

Patrick K. Gill, President and CEO
Nancy Morgan, Secretary
O.A.K. Financial Corporation
2445 84th Street, S.W.
Byron Center, MI 49315

NOTICE OF SHAREHOLDER PROPOSAL FOR 2009 ANNUAL MEETING

Dear Corporate Secretary:

I am the record holder of 15,000 shares of the common stock of O.A.K. Financial Corporation, a Michigan corporation (OKFC). The market value of these voting securities is well in excess of $2,000 and, as of the date of this letter, I have held such securities for more than one (1) year and intend to hold such securities through the date of the 2009 annual meeting of shareholders. I also intend to attend personally, or through my representative or proxy, the 2009 annual meeting to present the proposal and vote.

In accordance with the provisions of Article XI of the Articles of Incorporation of PKFC, as amended, I hereby notify you that (i) the purpose of the proposal is to request that the board of directors of OKFC the exploring all strategic alternatives, including the possibility of a sale of control or similar extraordinary corporate transaction, to maximize shareholder value and (ii) other than any pecuniary benefit that may be derived by virtue of my standing as a holder of the common stock of OKFC as a result of shareholder value maximization efforts by the board of directors of OKFC, I have no financial or other interest in the submitted proposal.

In accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934, as amended, the Shareholder Proposal and Supporting Statement attached to this letter as Annex I is hereby submitted to you for (i) consideration and action by the shareholders at the next annual meeting of OKFC shareholders to be held in the spring of 2009, including any and all adjournments, postponements or continuation of such meeting, and (ii) inclusion in the Proxy Statement to be filed by OKFC in connection with the 2009 annual meeting of shareholders. My full name and address, for purposes of inclusion in the OKFC Proxy Statement, are as set forth as the beginning of this letter.

Please copy David D. Joswick, Esq., of Miller, Canfield, Paddock and Stone, P.L.C. (tel.: (248) 267-3252; fax: (248) 879-2001) on any questions or comments respecting this letter.

Sincerely,

David S. Lundeen

Encl: Annex I – Shareholder Resolution and Supporting Statement

[illegible]

Annex I

"Resolved, that the stockholders of O.A.K. Financial Corporation (the "Company") hereby request that the Company's Board of Directors promptly establish and authorize a strategic committee of independent, non-employee directors, each owning a minimum of 5,000 shares of Company stock, for the purpose of exploring all strategic alternatives to maximize shareholder value."

Supporting Statement

As of November 12, 2008, the board of directors and senior management of our Company own less than 1.5% of the outstanding shares of its common stock. This figure is the lowest percentage of stock ownership by insiders for all publicly traded Michigan banks and bank holding companies and, consequently, is a matter of serious concern for all shareholders for a variety of reasons. The lack of stock ownership by those charged with guiding our Company is troubling because it prevents the directors and management from forming a true partnership with the real owners of the Company...*the shareholders*.

The board's repeated refusal to own a significant amount of stock has resulted in a clear failure in efforts toward creating shareholder value. While many midwest banks and bank holding companies are losing money, the Company has reported net income of nearly $3.5 million year-to-date through 9/30/08. One would expect the Company's outperformance in earnings and operating results would translate into value for shareholders - it clearly has not. This is quite evident in the fact that the market value of the Company's stock has fallen over 42% year to date (from $33.65 to $19.50) vs. only a 37.8% year to date drop in the SNL Midwest bank index during the same time period. Yet while the directors and management continue to be paid their fees, salaries and bonus', the shareholders have not benefited at all from profits at the Company level but have suffered alone as our stock value tumbles.

The bottom line is that this phenomenon is not an anomaly but, rather, a direct correlation to the board and management's neglect to align their interests with shareholders and create shareholder value. The refusal by members of the board and management to take a financial stake in the Company's stock leaves the shareholders bearing all of the risks while the directors and management can walk away from the Company without financial consequence.

Management and the directors have made it clear they will not partner with the shareholders and invest in the future of the company they guide and direct. This attitude has hindered our potential for stock growth for far too long. At this point, the best option for shareholders is to establish a strategic committee to explore all possible options for the Company's future in an effort to provide value for the shareholders that is long overdue.

Therefore, I encourage all shareholders to vote FOR this proposal to allow a strategic committee to put YOUR interests first for a change and provide a solution that produces the return you are entitled to.